SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Equinix, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

2944U106

(CUSIP Number)

Pek Siok Lan
Vice President, Legal
STT Communications Ltd
51 Cuppage Road
# 10-11/17, StarHub Center
229469 Singapore
Telephone (65) 6723 8668
Facsimile (65) 6720 7277

Copy to:

Michael Sturrock
Latham & Watkins
80 Raffles Place, #14-20
UOB Plaza 2
Singapore 048624
Telephone (65) 536 1161
Facsimile (65) 536 1171

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2002

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

CUSIP No. 2944U106	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): SINGAPORE TECHNOLOGIES PTE LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 29,079,482

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,079,482

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 2944U106	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 29,079,482

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,079,482

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 2944U106	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): STT COMMUNICATIONS LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 29,079,482

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,079,482

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Equinix, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 2450 Bayshore Parkway, Mountain View, CA 94043-1107.

Item 2. Identity and Background

     The name, address, place of organization and principal business of the persons filing this statement (the “Reporting Persons”) are set forth below:

Singapore Technologies Pte Ltd (“STPL”)
51 Cuppage Road
#09-01 Starhub Centre
Singapore 229469
(Singapore company)
Principal business of STPL: Technology based multinational conglomerate providing research, development, manufacturing and management in engineering, technology, infrastructure, property and financial services.

Singapore Technologies Telemedia Pte Ltd (“STT”)
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(a Singapore company)
Principal business of STT: Strategic media and telecommunications services, investment holding and management services.

STT Communications Ltd (“STT Comm”)
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(a Singapore company)
Principal business of STT Comm: Info-communications services and investment holding.

     Information regarding the executive officers and directors of STPL, STT, and STT Comm is set forth on Schedule A attached hereto.

     During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Persons, any other person named in Item 2 (including Schedule A) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6

Item 3. Source and Amount of Funds or Other Consideration

     On October 2, 2002, STT Comm, the Issuer, Eagle Panther Acquisition Corp., a Delaware corporation, Eagle Jaguar Acquisition Corp., a Delaware corporation, i-STT Pte Ltd, a corporation organized under the laws of the Republic of Singapore (“i-STT”), Pihana Pacific, Inc., a Delaware corporation (“Pihana”), and Jane Dietze, as representative of the stockholders of Pihana (the “Pihana Stockholders”), entered into a Combination Agreement (the “Combination Agreement”), pursuant to which the Issuer, STT Comm and Pihana will effect a business combination, upon the terms and subject to the conditions set forth in the Combination Agreement (the “Combination”) resulting in each of Pihana and i-STT becoming an indirect wholly owned subsidiary of the Issuer.

     In connection with the Combination Agreement, STT Comm and Pihana entered into voting agreements, dated as of October 2, 2002 (collectively, the “Voting Agreements”), with each of Peter Van Camp, chairman of the board of directors of the Issuer and chief executive officer of the Issuer, Philip Koen, president and chief operating officer of the Issuer, Albert Avery, IV, vice chairman of the Issuer, Renee Lanam, chief financial officer and general counsel of the Issuer, Peter Ferris, vice president, worldwide sales, of the Issuer, Marjorie Backaus, vice president of the Issuer, Keith Taylor, vice president of the Issuer, Jay Adelson, chief technology officer of the Issuer, Scott Kriens, a director of the Issuer, Andrew Rachleff, a director of the Issuer, Benchmark Capital Partners II, L.P., Benchmark Capital Partners IV, L.P. and Cisco Systems, Inc. (collectively, the “Stockholders”). Pursuant to the Voting Agreements, each Stockholder agreed that from October 2, 2002 until the earlier of the closing of the Combination or the termination of the Combination Agreement, such Stockholder will vote or cause to be voted the shares of Common Stock over which such Stockholder has voting power to adopt the Combination Agreement (as more fully described in Item 6).

Item 4. Purpose of Transaction

     The purpose of entering into the Voting Agreements was to obligate the Stockholders to vote in favor of the adoption of the Combination Agreement and thereby facilitate the receipt by the Issuer of stockholder approval thereof.

     Other than as described above and in Item 6 below, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer

     The Stockholders own, beneficially or of record, 29,079,482 shares of Common Stock. By virtue of the Voting Agreements, the Reporting Persons have the shared power to vote 29,079,482 shares of Common Stock, representing 26.2% of the outstanding shares of Common Stock. The Voting Agreements give STT Comm and Pihana limited rights that may only be exercised jointly by STT Comm and Pihana. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed to STT Comm by the Issuer as outstanding as of October 1, 2002. Except as set forth in this Statement, to the knowledge of the Reporting Persons, no director or executive officer of any of the Reporting Persons beneficially owns any other securities of the Issuer.

     There have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Pursuant to the Voting Agreements, each of the Stockholders agreed that from October 2, 2002 until the earlier of the closing of the business combination or the termination of the Combination Agreement, at any meeting of the stockholders of the Issuer or any adjournment thereof, and in any action by written consent of the stockholders of the Issuer, such Stockholder will vote or cause to be voted all shares of Common Stock beneficially owned by such Stockholder (i) in favor of the approval of the Combination Agreement, (ii) against any matter which could be expected to delay or prevent the consummation of the transaction contemplated by the Combination Agreement (including, but not limited to, any matter submitted to stockholders which could cause a breach of the Issuer’s representations, warranties or covenants in the Combination Agreement) and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Combination Agreement. In connection with the Voting Agreements, the Stockholders also have granted proxies to STT Comm and Pihana to vote their Common Stock in the manner described above.

     In connection with the Combination Agreement, the Issuer and STT Comm executed a securities purchase agreement (the “Securities Purchase Agreement”) whereby STT Comm agreed to purchase $30,000,000 aggregate principal amount of convertible secured promissory notes of the Issuer and warrants to purchase shares of Common Stock and shares of Series A Convertible Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), of the Issuer.

     In connection with the execution of the Securities Purchase Agreement, the Issuer and STT Comm agreed to execute a registration rights agreement (the “Registration Rights Agreement”) whereby the Issuer would grant purchasers of securities under the Securities Purchase Agreement rights to cause the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”), the Common Stock underlying the notes and warrants sold under the Securities Purchase Agreement.

     In connection with execution of the Combination Agreement, the Issuer, STT Comm and the Pihana Stockholders agreed to execute a governance agreement (the “Governance Agreement”) setting forth covenants and restrictions with respect to STT Communications and granting i-STT and the Pihana Stockholders rights to cause the Issuer to register, under the Securities Act, the Common Stock issued to STT Communications and the Pihana Stockholders in connection with the Combination.

     In connection with the execution of the Governance Agreement, the Issuer is required to amend and restate its bylaws (the “Bylaws”) to provide to the holders of Series A Preferred Stock certain rights to appoint members of the Issuer’s board of directors and the right to have those members of the Issuer’s board of directors appointed to committees of the Issuer’s board of directors.

     The descriptions of the Combination Agreement, the Securities Purchase Agreement, the Registration Rights Agreement, the Voting Agreements, the Governance Agreement and the Bylaws contained in this Statement are qualified in their entirety by reference to such agreements, a copy or form of which appear as Exhibits 1, 2, 3, 4, and 5 to this Statement, respectively.

Item 7. Material to be Filed as Exhibits

1.	Combination Agreement, dated as of October 2, 2002, among Equinix, Inc., Eagle Panther Acquisition Corp., Eagle Jaguar Acquisition Corp., STT Communications Ltd, i-STT Pte Ltd, Pihana Pacific, Inc. and Jane Dietze.(1)

8

2.	Form of Voting Agreement, dated as of October 2, 2002, among Pihana Pacific, Inc., i-STT Pte Ltd, STT Communications Ltd and certain stockholders of Equinix, Inc.(2)

3.	Securities Purchase Agreement, dated as of October 2, 2002, among Equinix, Inc., the subsidiaries of Equinix, Inc. that from time to time become Guarantors of Equinix, Inc.’s obligations under that Agreement, and the Purchasers named in Schedule 1 and Schedule 2 thereto.(3)

4.	Form of Registration Rights Agreement, by and among Equinix, Inc. and the Initial Purchasers named therein.

5.	Form of Governance Agreement, by and among Equinix, Inc., STT Communications Ltd and the stockholders of Pihana Pacific, Inc. named in the signature pages thereto. (4)

6.	Form of Amended and Restated Bylaws of Equinix, Inc. (5)

(1)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Equinix, Inc. with the Securities and Exchange Commission on October 9, 2002 (the “Form 8-K”).

(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K.

(3)	Incorporated by reference to Exhibit 4.1 to the Form 8-K.

(4)	Incorporated by reference to Exhibit 2.1 to the Form 8-K.

(5)	Incorporated by reference to Exhibit 2.1 to the Form 8-K.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2002	SINGAPORE TECHNOLOGIES PTE LTD

By: /s/ CHUA SU LI

Name: Chua Su Li Title: Company Secretary

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By: /s/ PEK SIOK LAN

Name: Pek Siok Lan Title: Company Secretary

STT COMMUNICATIONS LTD

By: /s/ PEK SIOK LAN

Name: Pek Siok Lan Title: Company Secretary

EXHIBIT INDEX

1.	Combination Agreement, dated as of October 2, 2002, among Equinix, Inc., Eagle Panther Acquisition Corp., Eagle Jaguar Acquisition Corp., STT Communications Ltd, i-STT Pte Ltd, Pihana Pacific, Inc. and Jane Dietze. (1)

2.	Form of Voting Agreement, dated as of October 2, 2002, among Pihana Pacific, Inc., i-STT Pte Ltd, STT Communications Ltd and certain stockholders of Equinix, Inc. (2)

3.	Securities Purchase Agreement, dated as of October 2, 2002, among Equinix, Inc., the subsidiaries of Equinix, Inc. that from time to time become Guarantors of Equinix, Inc.’s obligations under that Agreement, and the Purchasers named in Schedule 1 and Schedule 2 thereto. (3)

4.	Form of Registration Rights Agreement, by and among Equinix, Inc. and the Initial Purchasers named therein.

5.	Form of Governance Agreement, by and among Equinix, Inc., STT Communications Ltd and the stockholders of Pihana Pacific, Inc. named in the signature pages thereto. (4)

6.	Form of Amended and Restated Bylaws of Equinix, Inc. (5)

(1)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Equinix, Inc. with the Securities and Exchange Commission on October 9, 2002 (the “Form 8-K”).

(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K.

(3)	Incorporated by reference to Exhibit 4.1 to the Form 8-K.

(4)	Incorporated by reference to Exhibit 2.1 to the Form 8-K.

(5)	Incorporated by reference to Exhibit 2.1 to the Form 8-K.

SCHEDULE A

     The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

     The following is a list of the executive officers and directors of STPL:

Name, Business Address and Position at STPL	Present Principal Occupation	Citizenship

Teo Ming Kian Economic Development Board 250 North Bridge Road #25-00 Raffles City Tower Singapore 179101 (Chairman of STPL)	Chairman, Economic Development Board of Singapore	Singaporean

Ho Ching Temasek Holdings (Private) Limited 8 Shenton Way #38-03 Temasek Tower Singapore 068811 (Deputy Chairman of STPL)	Executive Director, Temasek Holdings (Private) Limited	Singaporean

Peter Seah Lim Huat Singapore Technologies Pte Ltd 51 Cuppage Road #09-01 Starhub Centre Singapore 229469 (Director, President & CEO of STPL)	President & CEO of STPL	Singaporean

Tay Siew Choon Singapore Technologies Pte Ltd 51 Cuppage Road #09-01 Starhub Centre Singapore 229469 (Director, Managing Director and Chief Operating Officer of STPL)	Managing Director and Chief Operating Officer of STPL	Singaporean

Davinder Singh s/o Amar Singh Drew & Napier 20 Raffles Place #17-00 Ocean Towers Singapore 048620 (Director of STPL)	Managing Partner, Drew & Napier	Singaporean

Wong Kok Siew Deputy Sembcorp Industries Ltd 9 Bishan Place #08-00 Junction 8 Singapore 579837 (Director of STPL)	Chairman and CEO Sembcorp Industries Ltd.	Singaporean

Goh Geok Ling Tuas Power Ltd 111 Somerset Road #12-02 Singapore 238164 (Director of STPL)	Director	Singaporean

Name, Business Address and Position at STPL	Present Principal Occupation	Citizenship

Ng Boon Yew 51 Cuppage Road #09-01 Starhub Centre Singapore 229469 (Group Chief Financial Officer of STPL)	Group Chief Financial Officer of STPL	Singaporean

Gan Chee Yen 51 Cuppage Road #09-01 Starhub Centre Singapore 229469 (Director of Finance of STPL)	Director of Finance of STPL	Singaporean

Chua Su Li 51 Cuppage Road #09-01 Starhub Centre Singapore 229469 (Secretary of STPL)	Secretary of STPL	Singaporean

The following is a list of the executive officers and directors of STT:

Name, Business Address and Position at STT	Present Principal Occupation	Citizenship

Tan Guong Ching New Phoenix Park 28 Irrawaddy Road Singapore 329560 (Director, STT)	Permanent Secretary, Ministry of Home Affairs	Singaporean

Lee Theng Kiat 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469 (Director, President & CEO, STT)	President and CEO, STT and STT Comm	Singaporean

Sum Soon Lim 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469 (Director, STT)	Director	Singaporean

Bertie Cheng Shao Shiong 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469 (Director, STT)	Director	Singaporean

Lim Ming Seong n 19A, Serangoon North Ave 5 3rd Floor, Avi-Tech Building Singapore 554859 (Director, STT)	Chairman, CSE Systems & Engineering Ltd.	Singaporean

Tan Kok Quan 5 Shenton Way #29-00, UIC Building Singapore 068808 (Director, STT)	Advocate and Solicitor Tan Kok Quan Partnership	Singaporean

Name, Business Address and Position at STT	Present Principal Occupation	Citizenship

Tay Siew Choon 51 Cuppage Road #09-01 Starhub Centre Singapore 229469 (Director, STT)	Managing Director and Chief Operating Officer, STPL	Singaporean

Premod Paul Thomas 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, STT)	Director of Corporate Business & Treasury, STPL	Indian

Pek Siok Lan 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Secretary, STT)	Vice President, Legal STT Comm and STT	Singaporean

Sio Tat Hiang 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Executive Vice President, STT)	Executive Vice President, STT Comm and STT	Singaporean

Kek Soon Eng 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Senior Vice President, Business Development, STT)	Senior Vice President, Business Development, STT Comm and STT	Singaporean

Jean F.H.P. Mandeville 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Chief Financial Officer, SST)	Chief Financial Officer, STT Comm and STT	Belgian

The following is a list of the executive officers and directors of STT Comm:

Name, Business Address and Position at STT Comm	Present Principal Occupation	Citizenship

Tan Guong Ching New Phoenix Park 28 Irrawaddy Road Singapore 329560 (Director, STT Comm)	Permanent Secretary, Ministry of Home Affairs	Singaporean

Lee Theng Kiat 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469 (Director, President & CEO, STT Comm)	President and CEO, STT and STT Comm	Singaporean

Sum Soon Lim 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469 (Director, STT Comm)	Director	Singaporean

Bertie Cheng Shao Shiong 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469 (Director, STT Comm)	Director	Singaporean

Lim Ming Seong 19A, Serangoon North Ave 5 3rd Floor, Avi-Tech Building Singapore 554859 (Director, STT Comm)	Chairman, CSE Systems and Engineering Ltd	Singaporean

Name, Business Address and Position at STT Comm	Present Principal Occupation	Citizenship

Tan Kok Quan 5 Shenton Way #29-00, UIC Building Singapore 068808 (Director, STT Comm)	Advocate and Solicitor Tan Kok Quan Partnership	Singaporean

Premod Paul Thomas 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, STT Comm)	Director of Corporate Business and Treasury, STPL	Indian

Pek Siok Lan 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Secretary, STT Comm)	Vice President, Legal STT Comm and STT	Singaporean

Tay Siew Choon 51 Cuppage Road #09-01 Starhub Centre Singapore 229469 (Director, STT Comm)	Managing Director & Chief Operating Officer, STPL	Singaporean

Sio Tat Hiang 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469 (Executive Vice President, STT Comm)	Executive Vice President, STT Comm and STT	Singaporean

Kek Soon Eng 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469 (Senior Vice President, Business Development, STT Comm)	Senior Vice President, Business Development, STT Comm and STT	Singaporean

Jean F.H.P. Mandeville 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469 (Chief Financial Officer, STT Comm)	Chief Financial Officer, STT Comm and STT	Belgian